EXHIBIT 99.19

CONSENT OF SHAWN WILSON

The undersigned hereby consents to: (i) the use of the written disclosure regarding the Mineral Reserve estimate for the Galena Complex and the use of the written disclosure regarding the San Rafael Mineral Reserve estimate and certain technical disclosure in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) of Americas Silver Corporation (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2017, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and 40-F.

Dated: March 5, 2018

/s/Shawn Wilson

Shawn Wilson